

IDB
Inter-American
Development Bank

File No. 83-1
Regulation IA
Rule 3

March 2, 2018

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

Enclosed herewith are two (2) copies of a Report, dated March 2, 2018 of the Inter-American Development Bank (the "Bank"), filed pursuant to Rule 3 of Regulation IA, with respect to proposed issues of Securities of the Bank. Neither the principal amount nor the maturity date of any proposed issue is known at this time. It is contemplated that supplemental reports pursuant to Rule 3 of Regulation IA will be filed with respect to each such issue.

Sincerely yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Enclosures